Exhibit 12.1

UMH PROPERTIES, INC.

Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months
	Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010

Earnings:
Pretax income	$2,235,244	$4,552,803	$6,135,823	$6,711,057	$3,821,263	$6,818,915
Fixed charges	9,986,723	10,997,076	8,559,583	6,375,343	6,415,635	5,702,461
Interest capitalized	(220,200)	(280,354)	(247,386)	(269,891)	(294,150)	(309,111)

Earnings	$12,001,767	$15,269,525	$14,448,020	$12,816,509	$9,942,748	$12,212,265

Fixed Charges:
Interest expense	$9,359,042	$10,194,472	$7,849,835	$5,803,172	$5,744,567	$5,183,296
Interest capitalized	220,200	280,354	247,386	269,891	294,150	309,111
Amortization of debt costs	407,481	522,250	462,362	302,280	376,918	210,054

Fixed Charges	$9,986,723	$10,997,076	$8,559,583	$6,375,343	$6,415,635	$5,702,461

Ratio of Earnings to Fixed Charges	1.20 x	1.39 x	1.69 x	2.01 x	1.55 x	2.14 x

Preferred Stock Dividends	$5,667,441	$7,556,588	$7,556,58	$4,724,718	$1,656,766	$0
Combined Fixed Charges & Preferred Stock Dividends	$15,654,164	$18,553,664	$16,116,171	$11,100,061	$8,072,401	$5,702,461

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.77 x	0.82 x	0.90 x	1.15 x	1.23 x	2.14 x

Coverage deficiency	$3,652,397	$3,284,139	$1,668,151	N/A	N/A	N/A